Resolution on Delisting ADS

The number of ADS holders in England and Japan has decreased and the trading volume has been extremely low for the past few years. After considering that and also in light of the continuous disclosure costs in England and Japan, on November 6, 2015, the Board of Directors of POSCO resolved to apply for delisting its ADSs from the London Stock Exchange and the Tokyo Stock Exchange.